Filed Pursuant to Rule 424(b)(1)
Registration No. 333-150350

PROSPECTUS

2,584,494 Shares

PROLIANCE INTERNATIONAL, INC.

Common Stock

This prospectus relates to the offer and sale of up to 2,584,494 shares of our common stock issuable upon the exercise of warrants by the selling stockholders listed on page 10, including their transferees, pledgees or donees or their respective successors.

The prices at which these shares may be sold will be determined by the prevailing market price for shares of our common stock, in negotiated transactions or otherwise. We could receive up to approximately $1.7 million upon payment of the exercise price of the warrants. We intend to use any such proceeds for general working capital.

Our common stock is listed on the American Stock Exchange under the symbol ‘‘PLI’’. On June 23, 2008, the last reported sale price for our common stock was $1.05 per share.

Investing in our common stock involves risks. See ‘‘Risk Factors,’’ beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 24, 2008

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a ‘‘shelf’’ registration or continuous offering process. Under this shelf process, selling stockholders may from time to time sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the selling stockholders may offer. A prospectus supplement may include other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading ‘‘Where You Can Find More Information.’’

The registration statement, of which this prospectus is a part, including the exhibits to the registration statement, provides additional information about us and the securities offered by the selling stockholders under this prospectus. The registration statement, including the exhibits, can be read on the website maintained by the Securities and Exchange Commission or at the offices of the Securities and Exchange Commission as set forth under the heading ‘‘Where You Can Find More Information.’’

You should rely only on the information included in this prospectus or any supplement or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

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Summary

This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes and other information incorporated by reference, before making an investment decision. The terms ‘‘Proliance,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Proliance International, Inc.

Proliance International, Inc.

Proliance International, Inc. designs, manufactures and markets radiators, radiator cores, heater cores and complete heaters, temperature control parts (including condensers, compressors, accumulators/driers and evaporators) and other heat exchange products for the automotive and light truck aftermarket. In addition, we design, manufacture and distribute radiators, radiator cores, condensers, charge air coolers, oil coolers, marine coolers and other specialty heat exchangers primarily for the heavy duty aftermarket.

Automotive and Light Truck Heat Exchange Products

We provide one of the most extensive product ranges of high-quality radiators, radiator cores and heater cores to the automotive and light truck aftermarket.

Complete Radiators.    Our domestic segment line of complete radiators for automobile and light truck applications consists of more than 1,075 models, which are able to service approximately 95% of the automobiles and light trucks in the United States. We have established ourselves as an industry leader with our well-recognized line of Ready-Rad® radiators. The Ready Rad® Plus line with adaptable fittings has become popular because of its ability to fit the requirements of a broad line of vehicles, enabling distributors to service a larger number of vehicles with lower inventory levels. The HBX® Line supplements the Ready Rad® Plus Line by offering superior heat transfer performance and structural durability for selected high performance applications. Complete radiators are constructed of both copper/brass and aluminum with plastic tanks. Complete radiators are also sold throughout Europe under the NRF™ brand and in Mexico and Central America through our MexPar subsidiary.

Radiator Cores.    A radiator core is the largest and most expensive component of a complete radiator. Our Ready-Core® line consists of over 1,700 models of radiator cores for automobiles and light trucks in the United States and Canada. Given the wide range of cores required by today’s automobile and truck fleet, there are many times when a specific core is not readily available. In these cases, we can produce a new core, on demand, within several hours and provide same day or next day service to virtually the entire United States and Canada using our nine strategically positioned regional manufacturing plant locations. We also utilize our regional plant locations in Europe and Mexico to provide the same service into these markets.

Heater Cores.    A heater core is part of a vehicle’s heater system through which heated coolant from the engine cooling system flows. The warm air generated as the liquid flows through the heater core is then propelled into the vehicle’s passenger compartment by a fan. We supply more than 490 different heater core models for domestic and foreign cars and light trucks, which are able to service requirements of more than 95% of the automobiles and light trucks on the road today in the United States and Canada. Heater cores are offered using both copper/brass and aluminum construction. Our Ready-Aire® line of heater cores is recognized as an industry leader in the United States and our models utilize both cellular and tubular technology. Heaters are sold in North America and on a limited basis throughout Europe.

Automotive and Light Truck Temperature Control Products

While our automotive and light truck temperature control products are sold primarily in the domestic segment, demand for these products in Europe has been increasing over the last several years. Temperature control products in the domestic segment are marketed under the Ready-Aire® and Air Pro Quality Parts® brands and in Europe under the NRF™ or original equipment manufacturer brands.

Air Conditioning Compressors.    The compressor is designed to compress low-pressure vapor refrigerant, which is drawn from the evaporator into a high-pressure gas, and then pumped to the condenser. We distribute more than 1,400 models of new and re-manufactured air conditioning compressors for domestic and import applications in the automotive and light truck domestic aftermarket. We also offer a line of compressors throughout Europe.

Air Conditioning Condensers.    The air conditioning condenser is a component of a vehicle’s air conditioning system designed to convert the air conditioner refrigerant from a high-pressure gas to a high-pressure liquid by passing it through the air-cooled condenser. More than 530 condenser part numbers are currently cataloged and distributed in the domestic segment and we also offer condenser parts in Europe.

Air Conditioning Accumulators/Driers.    An accumulator/drier acts as a reservoir that prevents liquid refrigerant from reaching the compressor. The accumulator/drier uses a drying agent to remove moisture from the system and a filter screen to trap any solid contaminants. We offer over 650 accumulator/drier models in the domestic aftermarket and also distribute accumulators/driers in Europe.

Air Conditioning Evaporators.    An air conditioning evaporator is designed to remove heat from the passenger compartment. The evaporator is generally located under the dashboard or adjacent to the firewall and functions as a heat exchanger by passing low pressure liquid refrigerant through its passageways. Warm air is forced from the passenger compartment over the evaporator which cools the air for the vehicle cabin. The refrigerant becomes a low-pressure vapor and is then re-compressed by the compressor and re-circulated. We offer over 700 evaporator models to the domestic aftermarket and also distribute evaporators in Europe.

Heavy Duty Heat Exchange Products

We design, manufacture and market complete radiators, radiator cores and charge air coolers to customers in the heavy duty aftermarket. Some products are custom designed and produced to support a variety of unique engine cooling configurations for heavy-duty trucks, buses, specialty equipment, industrial and marine applications such as agricultural, construction and military vehicles, oil rigs, stationary power generation equipment and inland sea-going vessels.

Complete Radiators.    We custom design, manufacture and sell a wide range of heavy duty radiator models to meet customer specifications. Some of our radiators are sold under the widely-recognized Ultra-Fused® brand name and the Beta Weld® brand name, utilizing welded tube-to-header core construction and are expressly engineered to meet customer specifications and withstand a variety of demanding customer applications. We offer a line of more than 227 models of complete truck radiators designed for the domestic over-the-road market. In addition, we have a line of tractor radiators which are designed to meet the needs of customers marketing to the domestic agricultural/farm market. The line has over 49 models and covers popular tractor models. Domestically, radiators are sold under the Truck Tough® and Tractor Tough® brands. We also sell complete heavy duty radiators in Europe, Mexico and Central America.

Radiator Cores.    Heavy truck and industrial radiator cores are constructed of extremely durable components in order to meet the demands of the heavy duty commercial marketplace. We domestically offer approximately 8,500 models of heavy duty radiator cores to serve many different needs in a variety of markets. In addition, we produce ‘‘special order’’ radiator cores upon request from customers. A heavy truck or industrial radiator core is normally much larger than an automotive core and typically sells for three to four times the price of an automotive core. We also sell heavy duty radiator cores in Europe, Mexico and in Central America.

Charge Air Coolers.    We offer our heavy duty customers a wide range of custom-designed charge air cooler models. A charge air cooler is a heat exchanger that is used to lower the temperature of air from a turbocharger that will be used in the engine combustion process, thus improving engine operating efficiency and lowering emissions. We believe that the demand for charge air coolers will continue to increase as our customers face increasing pressure to produce vehicles and equipment that are more fuel efficient and less polluting. We have received four U.S. patents and numerous foreign patents relating to our proprietary Ultra-Seal® grommeted charge air cooler. This product offers significant improvements in performance and exceeds current industry guidelines for durability. The current line of complete charge air coolers for the domestic aftermarket has over 135 models available for sale. A line of charge air coolers is also distributed throughout Europe.

Marine Products.    Our NRF subsidiary in Europe manufactures and distributes specialty coolers for OEM marine installation.

The Offering

Common Stock Offered by the Selling Stockholders	Up to 2,584,494 Shares

AMEX Symbol	PLI

Our principal executive offices are located at 100 Gando Drive, New Haven, Connecticut 06513, and our telephone number is (203) 401-6450. We maintain a website at www.pliii.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

Risk Factors

Our business faces many risks. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. You should consider the following risks, as well as the other information included or incorporated by reference in this prospectus before deciding to invest in our common stock.

We face short-term liquidity risks.

On February 5, 2008, our central distribution facility in Southaven, Mississippi sustained significant damage as a result of strong storms and tornadoes (the ‘‘Southaven Casualty Event’’). During the storm, a significant portion of our automotive and light truck heat exchange inventory was also destroyed. While we do have insurance covering damage to the facility and its contents, as well as any business interruption losses, up to $80 million, this incident has had a significant impact on our short term cash flow as our lenders would not give credit to the insurance proceeds in the Borrowing Base (as such term is defined in the Credit and Guaranty Agreement, as amended, by and among us and certain of our domestic subsidiaries, as guarantors, the lenders party thereto from time to time (collectively, ‘‘the Lenders’’), Silver Point Finance, LLC (‘‘Silver Point’’), as administrative agent for the Lenders, collateral agent and as lead arranger, and Wachovia Capital Finance Corporation (New England) (‘‘Wachovia’’), as borrowing base agent) (the ‘‘Credit Agreement’’). Under the Credit Agreement, the damage to the inventory and fixed assets resulted in a significant reduction in the Borrowing Base (as such term is defined in the Credit Agreement) because the Borrowing Base definition excludes the damaged assets without giving effect to the related insurance proceeds. In order to provide access to funds to rebuild and purchase inventory damaged by the Southaven Casualty Event, we entered into a Second Amendment of the Credit Agreement (the ‘‘Second Amendment’’) on March 12, 2008. Pursuant to the Second Amendment, and upon the terms and subject to the conditions thereof, the Lenders have agreed to temporarily increase the aggregate principal amount of Revolving B Commitments available to us from $25 million to $40 million. Pursuant to the Second Amendment, the lenders have agreed to permit us to borrow funds in excess of the available amounts under the Borrowing Base definition in an amount not to exceed $26 million. We were required to reduce this ‘‘Borrowing Base Overadvance Amount’’ (as defined in the Credit Agreement) to zero by May 31, 2008. The Borrowing Base Overadvance Amount of $26 million was reduced to $24.2 million in the Third Amendment of the Credit Agreement, which was signed on March 26, 2008. Although we reduced the Borrowing Base Overadvance to zero by the May 31, 2008 date through a combination of (i) operating results and working capital management and (ii) insurance proceeds, we continue to face liquidity constraints. We are working with our insurance company through the claims process and have already received $31.7 million of preliminary advances, which were used to reduce obligations under our credit facility. Our insurance policy covers losses of property and from business interruption up to $80 million, which we believe, should provide more than sufficient coverage with respect to the damages arising from the Southaven Casualty Event. In addition, we have hired Jefferies & Company, Inc. to assist in obtaining new debt or equity capital. There can be no assurance that we will be able to obtain such additional funds from the proposed financing or that further Lender accommodations would be available, on acceptable terms or at all, if we fail to meet the covenants contained in our Credit Agreement.

The violation of any covenant of the Credit Agreement will require us to negotiate a waiver to cure the default. If we were unable to successfully resolve the default with the Lenders, the entire amount of any indebtedness under the Credit Agreement at that time could become due and payable, at the Lenders’ discretion. This results in uncertainties concerning our ability to retire the debt. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

As a result of the uncertainty concerning our ability to reduce the overadvance to zero by May 31, 2008, the auditors opinion for the year ended December 31, 2007 included an explanatory paragraph concerning our ability to continue as a going concern.

Our business is impacted by customer concentration.

Our largest customers are AutoZone, which accounted for approximately 10%, 13% and 17% of consolidated net sales for 2007, 2006 and 2005, respectively and Advance Auto Parts, which accounted for approximately 9%, 8% and 13% of consolidated net sales for 2007, 2006 and 2005 respectively. The loss of one of the major retail customers indicated above could have a material adverse effect on our results of operations. In addition, if one or more of our major customers were to initiate bankruptcy or insolvency proceedings, it could render a material portion of our accounts receivable uncollectible or substantially impaired, which could have a material adverse effect on our financial condition.

We are facing ongoing competitive pricing pressure.

We have experienced ongoing pressure from our customers to reduce the prices we charge for our products. This is the result of a number of industry trends, including the impact of offshore suppliers in the marketplace, the consolidated purchasing power of large customers and actions taken by some of our competitors in an effort to ‘‘win over’’ new business. To the extent this pricing pressure continues, it may impact our operating margins, which could have a material adverse effect on our financial condition. In addition, this pricing pressure makes it more difficult to pass along to customers the effects of rising commodity costs which we are facing.

We operate in a mature and highly competitive industry.

The principal markets in which we compete are relatively mature, therefore, future significant volume increases in our revenues will be dependent upon our ability to increase market share by displacing sales currently made by our competitors. We cannot predict whether we will be able to increase our market share in the markets in which we compete.

We face significant competition within each of the markets in which we operate. Some of our competitors are divisions of larger companies and some are independent companies. In our automotive and light truck heat exchange product lines, we believe that we are among the major North American aftermarket manufacturers and that competition is widely distributed. We compete with national producers of heat transfer products, internal operations of the OEMs, international and offshore suppliers and, to a lesser extent, local and regional manufacturers. Our primary competition in the temperature control aftermarket includes national producers, offshore suppliers and numerous regional operators. Our principal methods of competition include product design, performance, price, customer service, warranty, product availability and timely delivery. Some of our competitors may achieve economic advantages such as lower labor and health care costs. Increased competition may result in price reductions, reduced gross margins or loss of market share, any of which could seriously harm our business, financial condition and results of operations.

We are subject to risks related to future liquidity.

Our future liquidity and ordinary capital needs excluding the impact of the Southaven Casualty Event, described above, are expected to be met from a combination of cash flows from operations and borrowings under the loan agreement with our lenders. However, our future cash flow may be impacted by a number of factors, including changing market conditions, failure to meet financial covenants under our loan agreement, industry trends lengthening customer payment terms or the discontinuance of currently utilized customer sponsored payment programs. Changes in payment terms to one or more major suppliers could also have a material adverse effect on our results of operations and future liquidity. We currently utilize customer-sponsored programs administered by financial institutions in order to accelerate the collection of funds and offset the impact of these lengthening customer payment terms. However, there can be no assurance that our customers will continue to make these programs available. In addition, we believe that the amount of borrowings available under our loan agreement would not be sufficient to meet the capital needs for major growth initiatives, such as significant acquisitions. If we were to implement major new growth initiatives, we would have to seek other sources or forms of capital. No assurance can be given that we would be successful in securing such additional sources or forms of capital.

We are subject to market risks regarding raw materials.

Most of our products require the use of copper, brass or aluminum. Although copper, brass, aluminum and other primary materials are available from a number of vendors, we have chosen to concentrate our sources through supply agreements with a limited number of long-term suppliers. If a supply problem were to occur, it could have a material adverse effect on our financial condition. In addition, certain risks may arise in the various commodity markets in which we participate. Commodity prices in the copper, brass and aluminum markets are subject to changes based on availability and other factors outside our control. Copper, brass and aluminum prices have risen significantly in the past several years, and we have been generally unable to pass through price increases to our customers in the automotive and light truck aftermarket in order to offset these increases, except in certain markets. As a result, operating margins have been adversely impacted and we have had to look to other cost reduction actions in order to offset the commodity increases. Continued commodity price increases could have a material adverse effect on our results of operations and financial condition.

Our business is dependent on overall economic factors beyond our control.

The overall demand for aftermarket automotive and light truck parts is closely correlated to overall miles driven by vehicle users. Therefore, a substantial increase in fuel prices or a general economic slowdown could adversely impact the demand for our products. Concerns about inflation, decreased consumer confidence, reduced corporate profits and capital spending, and recent international conflicts and terrorist and military actions may result in a downturn in worldwide economic conditions, particularly in the United States. These unfavorable economic conditions may have a negative impact on customer buying habits and market trends. If overall market conditions worsen, our business, financial condition and results of operations may be materially and adversely affected.

We are subject to risks relating to outsourcing.

We outsource the supply of certain products from third parties and rely on those third parties to provide products and services on a timely and effective basis. Although we closely monitor the performance of these third parties and maintain back-up plans in case third parties are unable to perform as agreed, we do not ultimately control the performance of our outsourcing partners. The failure of third-party outsourcing partners to perform as expected or as required by contract could have a material adverse effect on our ability to properly carry-out our business on a correct and timely basis.

We have takeover defense provisions that may inhibit an acquisition of Proliance.

We have certain anti-takeover measures that may affect the market price of our common stock. Our certificate of incorporation, our by-laws and Delaware law contain several provisions that would make more difficult an acquisition of control of Proliance in a transaction not approved by our board of directors. Our certificate of incorporation and by-laws include provisions such as:

•	The division of our board of directors into three classes, including related provisions (1) providing that vacancies on the board may only be filled by remaining board members and directors may only be elected at annual meetings or removed for cause and (2) requiring a vote of holders of 80% of our voting stock to amend the classified board and related provisions or to remove a director; and

•	The ability of our board of directors to issue shares of preferred stock in one or more series without further authorization of shareholders.

The classified board and related provisions described above will expire automatically at the 2009 annual shareholders meeting, and all directors will be elected for one-year terms beginning with that meeting, including directors whose terms otherwise would have expired after that meeting.

We are subject to interest rate and foreign currency risks.

Our interest expense is sensitive to changes in interest rates. At December 31, 2007, borrowings under our Credit Agreement included $17.1 million of revolving credit borrowings at interest rates of 9.896% and 11.0% per annum and a term loan of $49.6 million at an interest rate of 10.125% per annum. As a result of the uncertainties concerning our ability to reduce the Borrowing Base Overadvance to zero by May 31, 2008 (see Note 3 of the Notes to Consolidated Financial Statements contained in our Annual Report filed on Form 10-K for the year ended December 31, 2007, incorporated by reference herein), the outstanding term loan at December 31, 2007 in the amount of $49.6 million has been reclassified from long-term debt to short-term debt in the consolidated financial statements included in our Annual Report filed on Form 10-K for the year ended December 31, 2007. We may elect to borrow at a per annum Base Rate (as defined in the Credit Agreement) plus 375 base points or a per annum LIBOR rate (as defined in the Credit Agreement) plus 475 basis points. As a result of specific events of default, as defined in the Credit Agreement, effective November 30, 2007, we are being charged an additional 2% default interest until the events of default are cured or waived. The Second Amendment contained a waiver of the 2007 events of default resulting in the elimination of the default interest, as of the Second Amendment date. The Second Amendment also increased the interest rate we must pay on our outstanding indebtedness to the greater of (i) the Adjusted Libor Rate, as defined in the Credit Agreement, plus 8%, or (ii) 12%. Factors outside of our control cause changes in both the Eurodollar loan rate and the prime rate.

We have sales and manufacturing facilities in Europe and Mexico. As a result, changes in the foreign currency exchange rates and changes in the economic conditions in Europe and Mexico could favorably or unfavorably affect our financial results. Factors influencing both foreign currency exchange rates and general economic conditions are outside of our control.

Our business could be subject to environmental liabilities.

As is the case with manufacturers of similar products, we use certain hazardous substances in our operations. We currently do not anticipate any material adverse effect on our consolidated results of operations, financial condition or competitive position as a result of compliance with Federal, state, local or foreign environmental laws or regulations; however, the risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of our business, and there is no assurance that material environmental liabilities and compliance charges will not arise in the future.

We could be subject to material legal proceedings.

Various legal actions are pending against or involve Proliance in the ordinary course of business with respect to such matters as product liability, casualty, environmental and employment-related claims. While none of the pending actions of this nature are material, there can be no assurance a material action arising in the ordinary course of business will not be asserted in the future.

Changes in laws and regulations that affect the governance of public companies have increased our operating expenses and will continue to do so.

Changes in the laws and regulations affecting public companies included in the Sarbanes-Oxley Act of 2002 have imposed new duties on us and on our executives, directors, attorneys and independent registered public accounting firm. In order to comply with these new rules, we have internally added staff positions and hired consulting advisory firms to assist us in the process, and we also expect to use additional services of our outside legal counsel, all of which will increase our operating expenses. In particular, we have incurred additional administrative expenses as we implemented Section 404 of the Sarbanes-Oxley Act, which requires management to report on our internal controls, and these expenses will rise further when our independent registered public accounting firm has to attest to our internal controls. For example, we have incurred significant expenses in connection with the implementation, documentation and testing of our existing control systems and possible establishment of new controls and systems. Management time associated with these compliance efforts necessarily reduces time available for other operating activities, which could adversely affect operating results. If we are unable to achieve full and timely compliance with these regulatory requirements, we could be required to incur additional costs, expend additional management time on remedial efforts and make related public disclosures that could adversely affect our stock price.

Special Note on forward-Looking Statements

This prospectus and the documents incorporated by reference herein, contain ‘‘forward-looking statements.’’ These statements may be made directly in this prospectus or in documents incorporated by reference herein. Words such as ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘project,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe’’ and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements constitute our present estimates of future events and are subject to a number of factors and uncertainties, including, without limitation, the risks discussed in ‘‘Risk Factors,’’ that could cause actual results to differ materially from those described in the forward-looking statements. In addition, the risks related to our business, among others, could cause actual results to differ materially from those described in the forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus, as applicable. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

use of Proceeds

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. All proceeds will be for the account of the selling stockholders, as described below. See ‘‘Selling Stockholders’’ and ‘‘Plan of Distribution.’’ We could receive up to approximately $1.7 million upon payment of the exercise price of the warrants. We intend to use any such proceeds for general working capital.

SELLING STOCKHOLDERS

Private Placement of Warrants

As contemplated by the Second Amendment, on March 26, 2008 we issued warrants to purchase up to the aggregate amount of 1,988,072 shares of our common stock (representing 9.99% of our common stock on a fully-diluted basis as of March 26, 2008) to the selling stockholders listed in the table below, each an affiliate of Silver Point (collectively, the ‘‘Warrants’’). Each of the Warrants is immediately exercisable and has a seven year term from the date the Warrants were issued, except that Warrants to purchase 993,040 of such shares were not exercisable until on or after June 1, 2008. The Warrants were sold in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Warrants have an initial exercise price equal to 85% of the lowest of the average dollar volume-weighted average price of our common stock for any 30 consecutive trading day period occurring prior to the applicable date of exercise and during the period of time commencing 90 trading days prior to March 12, 2008 and ending 180 trading days after March 12, 2008. The exercise price is payable in cash, by surrender for cancellation of then existing shares of our common stock, or by way of a ‘‘cashless exercise.’’ The Warrants require payments to be made by us under specified circumstances for failure to deliver the shares of our common stock issuable upon exercise.

The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustments for stock splits, combinations or similar events. In addition, among other anti-dilution provisions contained in the Warrants, the exercise price of the Warrants is subject to a ‘‘full ratchet’’ anti-dilution adjustment which, in the event that we issue or are deemed to have issued certain securities at a price lower than the then applicable exercise price, reduces the exercise price of the Warrants to equal the price at which we so issue or are deemed to have issued our common stock and increases the number of shares issuable upon exercise of the Warrants; provided that the number of shares issuable pursuant to the Warrants is subject to limitations under applicable American Stock Exchange rules (the ‘‘20% Issuance Cap’’). If the anti-dilution provisions would require the issuance of shares above the 20% Issuance Cap, we would provide a cash payment in lieu of the shares in excess of the 20% Issuance Cap. Under each of the Warrants, the Warrant holder may not exercise the Warrant to the extent such exercise would cause such holder, together with its affiliates, to beneficially own a number of shares of our common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise (subject to an increase or decrease, upon at least 61-days’ notice by such holder to us, of up to 9.99%), excluding for purposes of such determination shares of common stock issuable upon exercise of the Warrants which have not been exercised. We may not enter into a change of control or similar transaction unless the successor entity assumes our obligations under the Warrants and the successor entity is a publicly traded corporation whose common stock is quoted on or listed for trading on one of the exchanges specified in the Warrants. In the event of a change of control or similar transaction (i) we have the right to redeem the Warrants for cash at a price based upon a formula, and subject to conditions, set forth in the Warrants and (ii) the Warrant holders, among other rights, have a right, under certain circumstances, to require us to purchase the Warrants for cash at a price based upon a formula, and subject to conditions, set forth in the Warrants.

In connection with the issuance of the Warrants, we entered into a Warrantholder Rights Agreement with the selling stockholders dated March 26, 2008 (the ‘‘Warrantholder Rights Agreement’’) containing customary representations and warranties. The Warrantholder Rights Agreement also provides the Warrant holders with a preemptive right to purchase any preferred stock we may issue on or prior to December 31, 2008 that is not convertible into common stock. In addition, we agreed that, for so long as any Warrants remain outstanding, we would not, in any manner, enter into or effect any issuance, sale or other transaction if the effect of such issuance, sale or transaction would cause us to be required to issue upon exercise of any Warrant any shares of our common stock in excess of that number of shares of our common stock which we may issue upon exercise of the Warrants without breaching our obligations under the rules or regulations of the American Stock Exchange.

We also entered into a Registration Rights Agreement with the selling stockholders dated March 26, 2008 (the ‘‘Registration Rights Agreement’’), pursuant to which we agreed to register the shares of common stock being offered by the selling stockholders. The Registration Rights Agreement also requires payments to be made by us under specified circumstances if (i) a registration statement had not been filed on or before April 25, 2008, (ii) the registration statement is not declared effective on or prior to June 24, 2008, (iii) after its effective date, such registration statement ceases to remain continuously effective and available to the holders subject to certain grace periods, or (iv) we fail to satisfy the current public information requirement under Rule 144 under the Securities Act of 1933, as amended. If any of the foregoing provisions are breached, we would be obligated to pay to each holder of registrable securities under the Registration Rights Agreement a penalty in cash equal to one and one-half percent (1.5%) of the product of (x) the market price (as such term is defined in the Warrants) of such holder’s registrable securities and (y) the number of such holder’s registrable securities, on the date of the applicable breach and on every thirtieth day (pro rated for periods totaling less than thirty (30) days) thereafter until cured.

The foregoing descriptions of the Warrantholder Rights Agreement, Registration Rights Agreement and Warrants do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which are Exhibits filed with our current report on Form 8-K filed March 31, 2008.

Information Concerning Selling Stockholders

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon exercise of the Warrants. For additional information regarding the issuance of the Warrants, see ‘‘Private Placement of Warrants’’ above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the Credit Agreement, as amended, and the credit documents related thereto to which their affiliate, Silver Point, is a party, and ownership of the Warrants, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the Warrants, as of June 20, 2008, assuming exercise of the Warrants held by the selling stockholders on that date, without regard to any limitations on exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of the Registration Rights Agreement, this prospectus generally covers the resale of at least 130% of the number of shares of common stock issuable upon exercise of the related Warrants, determined as if the outstanding Warrants were exercised, as applicable, in full, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Warrants, a selling stockholder may not exercise the Warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See ‘‘Plan of Distribution.’’

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
SPCP Group, LLC(1)	1,491,054	1,938,370	0
SPCP Group III, LLC(1)	497,018	646,124	0

(1)	SPCP Group, LLC is owned by Silver Point Capital Fund, L.P. (the ‘‘Fund’’) and Silver Point Capital Offshore Fund, Ltd. (the ‘‘Offshore Fund’’). Silver Point Capital, L.P. (‘‘Silver Point Capital’’) is the investment manager of the Fund and the Offshore Fund. Silver Point Capital is controlled by Edward A. Mulé and Robert J. O’Shea. SPCP Group III, LLC is an affiliate of Silver Point Capital (via common ownership) and is controlled by Messrs. Mulé and O’Shea.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon exercise of the Warrants to permit the resale of these shares of common stock by the holders of the Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, through

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	transactions in which broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or ‘‘blue sky’’ laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Legal Matters

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Wiggin and Dana LLP, Stamford, Connecticut.

Experts

The consolidated financial statements and schedule as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 incorporated by reference herein have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy any reports, statements or other information on file at the Securities and Exchange Commission public reference room located at 100 F Street N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Securities and Exchange Commission filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, provided, however, that we are not incorporating any information furnished under Items 2.02 or 7.01 of any current report on Form 8-K. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Current Reports on Form 8-K filed on January 7, 2008, February 6, 2008, February 29, 2008, March 17, 2008, March 31, 2008, April 16, 2008, May 6, 2008, May 8, 2008, May 12, 2008 and June 2, 2008;

•	Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 31, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed on May 14, 2008;

•	Definitive Proxy Statement filed on March 28, 2008; and

•	the description of our common stock contained in the Registration Statement on Form 8-A filed on October 10, 2003.

Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing or by telephone at:

Proliance International, Inc.
Investor Relations
100 Gando Drive, New Haven, Connecticut 06513
(203) 401-6450
The information contained on our website does not constitute a part of this prospectus.